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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 8-K

                                CURRENT REPORT



                      Pursuant to Section 13 or 15(d) of
                      the Securities Exchange Act of 1934



      Date of Report (Date of earliest event reported): November 20, 1997



                             TERRA INDUSTRIES INC.
            (Exact name of registrant as specified in its charter)



           Maryland                        1-8520               52-1145429
(State or other jurisdiction of       (Commission File       (I.R.S. Employer
incorporation or organization)            Number)           Identification No.)


              Terra Centre
           600 Fourth Street
             P.O. Box 6000
           Sioux City, Iowa                            51102-6000
(Address of principal executive offices)               (Zip Code)



      Registrant's telephone number, including area code:  (712) 277-1340


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ITEM 5.  Other Events.

     On November 20, 1997, Terra Industries Inc. issued the press release contained in Exhibit 1 hereto, which is incorporated by reference herein.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         TERRA INDUSTRIES INC.



                                     By: /s/ GEORGE H. VALENTINE
                                         --------------------------------------
                                         George H. Valentine
                                         Senior Vice President, General Counsel
                                            and Corporate Secretary


Date: November 20, 1997

                                       2
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                                                                       Exhibit 1

                          [Terra logo and letterhead]


TERRA INDUSTRIES TO ACQUIRE MAJOR UK NITROGEN PRODUCER

Sioux City, Iowa (November 20, 1997) -- Terra Industries Inc. (NYSE symbol: TRA) today announced that it has signed a purchase agreement for Imperial Chemical Industries PLC's (ICI) fertilizer business in the United Kingdom. The business, which represents Terra's initial expansion outside of North America, will be renamed Terra Nitrogen UK.

The ICI nitrogen fertilizer business, which had 1996 revenues of about $350 million, employs nearly 600 people at two manufacturing facilities located in Billingham (northeastern England) and Severnside (southwestern England) and its headquarters in Wilton. Combined production from the facilities is approximately 740,000 metric tons of ammonia, most of which is upgraded into 1.2 million metric tons of nitric acid and 1.1 million metric tons of ammonium nitrate. This represents almost half of UK ammonium nitrate production capacity. Additionally, 600,000 metric tons of carbon dioxide are produced. Over 85% of the output from these facilities is marketed to agricultural and industrial users in the UK with the remainder exported primarily to western Europe.

The purchase price for the business, which includes inventories totaling $20 million, is $340 million. ICI will retain all liabilities
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relating to the business. In a separate transaction, ICI will pay Terra $14 million for an ammonium nitrate hedge agreement covering, under certain conditions, 500,000 metric tons per year for five years. Terra's payments, if any, under the hedge agreement cannot exceed $99 million over the five-year period. Terra will fund the ICI purchase and the construction of the recently announced $57 million ammonia loop at Terra's Beaumont, Texas, facility with $350 million of new financing and available cash.

In making the announcement, Burton M. Joyce, Terra's President and CEO, said, "ICI's UK nitrogen fertilizer business met all of our criteria for expanding Terra's nitrogen business: an established, strong market position; good facilities; a well-trained, dedicated work force; and a plentiful natural gas supply. This also provides Terra a significant platform for future international growth.

"We expect the acquisition will result in an increase to 1998's earnings of about $0.04 to $0.06 a share at current UK nitrogen prices. Beyond 1998 it should contribute more to Terra's earnings as a result of capital projects requiring modest expenditures and other profit improvement programs we expect to undertake."

The transaction is subject to European regulatory approval, and is expected to close on December 31, 1997.

Terra Industries Inc. is a leading marketer and producer of fertilizer, crop protection products, seed and services for agricultural, turf,
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ornamental and other growers. Terra also produces nitrogen products and methanol for industrial customers.

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Note: Terra's news releases are available by fax at no charge by calling 800-
758-5804, code 437906